254 West 31st Street, 11th Floor
New York, New York 10001

August 3, 2020

Via EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Katherine Bagley

Re:	XpresSpa Group, Inc. Registration Statement on Form S-3 Filed July 24, 2020 (Commission File No. 333-240084)

Dear Sir or Madam:

In accordance with Rule 461 under the Securities Act of 1933, as amended, XpresSpa Group, Inc. (the “Company”) hereby requests that the Registration Statement referred to above be declared effective on Wednesday, August 5, 2020 at 9:15 a.m. E.T. or as soon thereafter as shall be practicable.

Very truly yours,

/s/  Doug Satzman

By: Doug Satzman
       Chief Executive Officer

cc:	Robert J. Endicott

Jennifer D’Alessandro

Bryan Cave Leighton Paisner LLP